EXHIBIT 99.1

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Kamada Ltd. to be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Thursday, November 13, 2014, at 2:00 p.m. (Israel time).

The purpose of the meeting is to reelect Ms. Alicia Rotbard as an outside director, within the meaning of the Israeli Companies Law, for an additional three-year term.  Our Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on October 6, 2014, are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.  If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 5759-1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Leon Recanati Chairman of the Board of Directors

October 6, 2014

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Thursday, November 13, 2014, at 2:00 p.m. (Israel time).

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 9, 2014.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the reelection of Ms. Alicia Rotbard as an outside director, within the meaning of the Israeli Companies Law, for an additional three-year term.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposal set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on October 6, 2014.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 6, 2014, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent or in our register of shareholders (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

•
Voting by Proxy.  You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  If you are a beneficial owner of shares registered in the name of a member of the TASE, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  The proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Legal Counsel, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposal

Each ordinary share entitles the holder to one vote.  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the election of the nominee for outside director, provided that either: (i) the shares voting in favor of the election of the outside director (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the election of the outside director (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the election of the outside director by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the election of the nominee for outside director indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the election of the outside director and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of September 30, 2014 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 35,980,299 ordinary shares outstanding as of September 30, 2014.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options exercisable and debentures convertible into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options or convertible debentures for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
Jonathan Hahn(1)	4,453,491	12.38%
Leon Recanati (2)	3,433,123	9.54%
The Phoenix Holding Ltd. (3)	3,227,004	8.97%
D.S Apex Holdings group (4)	2,692,195	7.48%
Reuven Behar(5)	65,670	*
Dr. Estery Giloz-Ran(6)	--	--
Dr. Abraham Havron(7)	6,742	*
Ziv Kop(8)	29,536	*
Alicia Rotbard(9)	5,000	--
Tuvia Shoham(10)	43,155	*
David Tsur(11)	943,219	2.62%
Directors and executive officers as a group (17 persons) (12)	9,202,418	25.58%
__________________

* Less than 1% of our ordinary shares.

(1)
Includes 4,443,821 ordinary shares held by the estate of Ralf Hahn and 9,670 ordinary shares held directly by Mr. Jonathan Hahn.  Mr. Ralf Hahn, the former chairman of our Board of Directors, passed away on February 10, 2013.  The estate of Mr. Ralf Hahn holds 1,660,581 ordinary shares directly and 2,751,661 ordinary shares indirectly through Damar Chemicals Inc., a company registered in Panama (“Damar”), a company that was wholly-owned by Mr. Ralf Hahn.  Additionally, the estate of Mr. Ralf Hahn holds approximately 53.5% of the shares of TUTEUR S.A.C.I.F.I.A (“Tuteur”), a company that was formerly controlled by Mr. Ralf Hahn, which holds 31,579 ordinary shares.  We were informed that the estate of Mr. Ralf Hahn possesses voting and investment power over the shares held by Damar and Tuteur.  Mr. Jonathan Hahn has been appointed as the provisional administrator of the estate of Mr. Ralf Hahn and accordingly, he has the right to exercise the voting and investment power over shares held directly and indirectly by the estate of Mr. Ralf Hahn.  Does not include Mr. Jonathan Hahn’s options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(2)
Mr. Recanati holds 687,479 ordinary shares directly and 2,745,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”).  Gov is wholly-owned by Mr. Recanati, the Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov.  Does not include Mr. Recanati's options to purchase 30,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(3)
Based solely upon, and qualified in its entirety with reference to, a notice dated September 30, 2014 submitted to our company. Based on a Schedule 13G filed with the SEC on July 30, 2013, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.  Includes debentures convertible into 124,672 ordinary shares within 60 days of the date of this table at a price of NIS 37.12 (or $10.11) per share.

(4)
Includes debentures convertible into 1,334,194 ordinary shares within 60 days of the date of this table at a price of NIS 37.12 (or $10.11) per share.  Based solely upon, and qualified in its entirety with reference to, a notice dated September 30, 2014 submitted to our company. To the best of our knowledge, BRM Group Ltd. and Mr. Zvi Stepak are the joint controlling shareholders of DS Apex Holdings Ltd.  BRM Group Ltd. is a private investment company beneficially owned by Messrs. Eli Barkat, Nir Barkat, and Yuval Rakavy.

(5)	Does not include options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(6)	Does not include options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(7)
Includes 6,742 shares owned by Operon Consultants Ltd., which is wholly-owned by Dr. Havron.  Does not include options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(8)	Does not include options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(9)	Does not include options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(10)	Does not include options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(11)	Does not include options to purchase 228,714 ordinary shares that are not exercisable within 60 days of the date of this table.

(12)
Includes options to purchase 149,957 ordinary shares exercisable within 60 days of the date of this table, at a weighted average exercise price of NIS 54.24 (or $14.8) per share, which expire between July 15, 2015 and May 14, 2020. Does not include unvested options to purchase 589,229 ordinary shares that are not exercisable within 60 days of this table.

ITEM 1 – REELECTION OF OUTSIDE DIRECTOR
(Item 1 on the Proxy Card)

The Israeli Companies Law requires companies incorporated under the laws of the State of Israel that are “public companies” to appoint at least two outside directors who meet the qualification requirements in the Israeli Companies Law.  We currently have three outside directors, one of whom is standing for reelection at the Meeting.

A person may not serve as an external director if the person is a relative of a controlling shareholder. The Companies Law defines “relative” as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent, and the spouse of each of the foregoing. The Israeli Companies Law provides that a person may not serve as an outside director if, on the date of the person’s appointment or within the preceding two years, the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with the company, any controlling shareholder of the company or relative of a controlling shareholder, as of the appointment date, or any entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by the company’s controlling shareholder (each an “Affiliated Party”). If there is no controlling shareholder or any shareholder holding 25% or more of our voting rights, a person may not serve as an outside director if the person has any affiliation to the chairman of the board of directors, the chief executive officer, any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis (excluding insignificant relationships); control; and service as an office holder (excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the initial public offering). The Israeli Companies Law defines “office holder” as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director and any other manager directly subordinate to the general manager.

A person may not serve as an outside director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received, during his or her tenure as an outside director, direct or indirect compensation from the company for his or her role as a director, other than compensation permitted under the Israeli Companies Law and the regulations promulgated thereunder (including indemnification or exculpation, the company’s commitment to indemnify or exculpate such person and insurance coverage), may not continue to serve as an outside director.

No person may serve as an outside director if the person’s positions or other affairs create, or may create, a conflict of interest with that person’s responsibilities as a director, or may otherwise interfere with such person’s ability to serve as a director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an outside director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the outside director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an outside director of another company if, at that time, a director of the other company is acting as an outside director of the first company.

An outside director must meet certain professional qualifications or have financial and accounting expertise, as such terms are defined under regulations promulgated pursuant to the Israeli Companies Law. At least one outside director must have financial and accounting expertise. However, if at least one of our other directors (i) meets the independence requirements under applicable U.S. laws and the Nasdaq listing requirements for membership on the audit committee and (ii) has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations, then none of outside directors is required to possess financial and accounting expertise as long as they possess the requisite professional qualifications. The board of directors determines whether a director possesses financial and accounting expertise or professional qualifications.

Each committee authorized to exercise any of the powers of the board of directors is required to include at least one outside director, and both the audit committee and compensation committee are required to include all of the outside directors.  An outside director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service (except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law).

Outside directors are elected by the shareholders by a special majority.  The initial term of an outside director of an Israeli public company is three years and an outside director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years.  However, as an Israeli company whose shares are listed on The NASDAQ Global Select Market, our outside directors may be elected to additional terms of three years each, subject to conditions set out in regulations promulgated under the Israeli Companies Law.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for a third three- year term or more is in the best interest of the company.

Ms. Alicia Rotbard was first appointed as an outside director in November 2005, she was reappointed in October 2008 and October 2011, and her current three-year term will end on November 23, 2014.  At the Meeting, shareholders will be asked to reelect Ms. Rotbard as an outside director for an additional three-year term, effective upon the expiration of her current three-year term on November 23, 2014.  Our Audit Committee and Board of Directors believe that Ms. Rotbard’s continued service as an outside director for a fourth term is in our company’s best interest due to her business experience, which is summarized below, and her knowledge of and familiarity with our company, its markets and related fields of operations.

Our board of directors has determined Ms. Rotbard qualifies as an outside director within the meaning of the Israeli Companies Law, after receiving from her a declaration confirming her qualifications under the Israeli Companies Law to be elected as an outside director. Our board of directors has further determined that Ms. Rotbard has the requisite “professional qualifications,” as such term is defined in regulations promulgated pursuant to the Israeli Companies Law.

Set forth below is a brief biography of the nominee for outside director, based on information furnished to us by her.

Alicia Rotbard is the founder and former Chief Executive Officer of Doors Information Systems, Inc., and former President and Chief Executive Officer of Quality Computers Ltd. Ms. Rotbard also served as the Deputy General Manager of the TASE, managing its computer department and operations. Ms. Rotbard is a board member of the following public companies: RVB Holdings Ltd., where she serves as an outside director and head of the financial reports committee; Red-Hill BioPharma Ltd., where she serves as an outside director and head of the audit committee; QueenCo Leisure International Ltd., where she serves as an outside director and head of the financial reports committee; AIG Israel, where she serves as an outside director; Pointer Telocation Ltd. and XL-Media, where she serves as an outside director. Ms. Rotbard also provides consulting services to high-technology companies. Ms. Rotbard holds a BSc degree in Mathematics and Physics from the Hebrew University of Jerusalem.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director.

Under the Israeli Companies Law, the election of the nominee for outside director requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) the shares voting in favor of the election of the outside director (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the election of the outside director (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the election of the outside director by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the election of the nominee for outside director indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the election of the outside director and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

If elected to serve as an outside director, Ms. Rotbard will receive, during the duration of her additional three-year term, cash compensation in the form of an annual fee and a per meeting attendance fee equal to the maximum statutory amount payable by companies of our size as set forth from time to time in the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended.  Such compensation does not require shareholder approval, in accordance with such regulations.  In addition, Ms. Rotbard will continue to benefit from an indemnification agreement that we previously entered into with her.

The Board of Directors recommends a vote FOR the election of the nominee for outside director named above.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Leon Recanati Chairman of the Board of Directors

Date: October 6, 2014